<u>OPTSECURITIES, LLC</u>

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2019 and
Report of Independent Registered
Public Accounting Firm

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optsecurities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, Suite 1600
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Thornton 704-731-5970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jonathan Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optsecurities, LLC, as of February 26, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICHOLAS CRUZ NOTARY PUBLIC MECKLENBURG COUNTY NC

State of North Carolina
County of Mecklenburg
Sworn to and Subscribed before me
on Feb 26, 2020
by Jonathan David Thornton
Notary Public - Comm. Exp.

My Commission Expires February 4, 2023

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Optsecurities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Optsecurities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Optsecurities, LLC's management. Our responsibility is to express an opinion on Optsecurities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Optsecurities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 9 has been subjected to audit procedures performed in conjunction with the audit of Optsecurities, LLC's financial statements. The supplemental information is the responsibility of Optsecurities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on page 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditors for Optsecurities, LLC since 2004.

GreerWalker LLP

Certified Public Accountants
January 21, 2020
Charlotte, NC

GreerWalker LLP | **GreerWalker Wealth Management LLC** | **GreerWalker Corporate Finance LLC**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	127,026
Accounts receivable		2,747
Commissions receivable		114,976
Prepaid expenses		18,308
Deposits		500
TOTAL	$	263,557

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	169
Commissions payable		114,976
Total		115,145
MEMBER'S EQUITY		148,412
TOTAL	$	263,557

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Broker-dealer 12b-1 fees	$	125,895
Commissions		494,866
Total		620,761
EXPENSES:		
Commissions		494,866
Broker dealer regulatory expenses		14,720
Office expense		14,000
Professional fees		13,500
Other		13,758
Total		550,844
NET INCOME	$	69,917

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total Member's Equity
BALANCE, DECEMBER 31, 2018	$ 39,495
Net income	69,917
Contributions made by member	39,000
BALANCE, DECEMBER 31, 2019	$ 148,412

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	69,917
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(683)
Commissions receivable		(14,200)
Prepaid expenses		(11,425)
Deposits		301
Accounts payable		154
Commissions payable		14,200
Net cash provided by operating activities		58,264
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		39,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		97,264
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		29,762
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	127,026

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2019

SUBORDINATED LIABILITIES, DECEMBER 31, 2018	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2019		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2019	$	-

See notes to financial statements.

OPTSECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer specializing in the sale of private placement offerings to accredited investors. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Accounts Receivable – The Company extends credit to its clients for brokerage fees. As of December 31, 2019, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debt has been provided. As of December 31, 2019, the Company had 12b-1 fees receivable of $2,747.

Revenue Recognition

12b-1 Fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company considers its performance obligation to be the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

CaR Commissions - The Company enters into arrangements with Optcapital, LLC, a company related through common ownership, to distribute private placement offerings to investors. The Company may receive commissions paid by Optcapital, LLC up front, over time, or as a combination thereof. The Company considers its performance obligation to be the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the account at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. CaR commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2019.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through January 21, 2020, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $126,857, which was $119,181 in excess of its minimum required net capital of $7,676.

As of December 31, 2019, the Company's ratio of aggregate indebtedness to adjusted net capital was .91 to 1.

3. RELATED PARTY TRANSACTIONS

Optcapital, LLC, a company related through common ownership, provides office space, supplies, computer equipment, and personnel to the Company for its use in day-to-day operations. Expenses paid or payable to Optcapital, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2019. Per the Management Agreement, Optcapital, LLC contributed capital of $14,000 during 2019 to forgive the expenses due to Optcapital as of December 31, 2019.

The Company has a sales agreement with an employee of Optpeople, Inc. a variable interest entity of Optcapital, LLC to pay commissions related to the sale of CaR products by Optcapital, LLC. Commissions are earned and paid through the Company. Revenue and expenses related to the CaR commission agreement totaled $494,866 for the year ended December 31, 2019. As of December 31, 2019, accrued CaR commissions receivable and payable totaled $114,976.

4. MEMBER'S EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interest can be transferred, and new members can be admitted.

5. SUPPLEMENTAL CASH FLOW STATEMENT

Optcapital, LLC contributed capital of $14,000 to the Company to reduce the Company's liability to Optcapital, LLC as outlined in the Management Agreement between the Company and Optcapital, LLC.

OPTSECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Member's equity	$	148,412
Adjustments to net capital:		
Receivables from non-customers, non-allowable		(2,747)
Other assets, non-allowable		(18,808)
Net capital, as defined		126,857
Minimum net capital required		7,676
Excess net capital	$	119,181

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	115,145
Ratio of aggregate indebtedness to net capital		0.91

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Optsecurities, LLC on X-17a-5 Part IIA. Accordingly, no reconciliation is necessary.

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Optsecurities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Optsecurities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
January 21, 2020
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth Management LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

OPTSECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO SIPC
FOR THE YEAR ENDED DECEMBER 31, 2019

Assessment for December 31, 2019	$	189
Less:		
Payments made during 2019		20
Balance due, March 1, 2020	$	169

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Optsecurities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Optsecurities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Optsecurities, LLC stated that Optsecurities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Optsecurities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Optsecurities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
January 21, 2020
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth Management LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

OPTSECURITIES, LLC EXEMPTION REPORT

Optsecurities, LLC (the "Company") is a registered broker-dealer subject to Rule 177a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

    (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

Optsecurities, LLC (SEC 8-51811)

I, Jonathan Thornton, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO and Financial Operations Principal

January 21, 2020